Exhibit (a)(9)

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

JOHN LANE, on Behalf of Himself and All	)
Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	C.A. No.
)
LARRY S. FLAX, RICHARD L.	)
ROSENFIELD, LESLIE E. BIDER,	)
MARSHALL S. GELLER, CHARLES G.	)
PHILLIPS, ALAN I. ROTHENBERG,	)
CALIFORNIA PIZZA KITCHEN, INC., CPK	)
HOLDINGS INC., CPK MERGER SUB INC.	)
and GOLDEN GATE CAPITAL	)
OPPORTUNITY FUND, L.P.,	)
)
Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff John Lane (“Plaintiff”), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder class action complaint on behalf of the holders of the common stock of California Pizza Kitchen, Inc., a Delaware corporation (“CPK” or the “Company”), against the directors, certain of whom are officers, of CPK (the “Board”), the Company and other persons and entities involved in a proposed buyout of CPK by Golden Gate Capital Opportunity Fund, L.P. (“Golden Gate”) in which the Company’s shareholders are presented with a tender offer by CPK Merger Sub Inc. (“Merger Sub”), an affiliate of Golden Gate and wholly-owned subsidiary of Golden Gate affiliate CPK Holdings Inc. (“Parent”), after which the Company will effectuate a second step merger with Parent for inadequate consideration and the result of a flawed process (the “Proposed Transaction”).

2. On May 25, 2011, CPK issued a press release announcing that it had entered into a definitive merger agreement for Golden Gate to acquire CPK, via a tender offer, in a deal with a total enterprise value of approximately $470 million, including debt assumed and net of cash acquired. Under the terms of the Proposed Transaction, CPK common shareholders will receive $18.50 per share in cash for each CPK share they own. The Proposed Transaction is unfair both with respect to price and process to the detriment of Plaintiff and the Class.

THE PARTIES

3. Plaintiff John Lane is and was, at all times relevant hereto, a holder of CPK common stock.

4. CPK is a Delaware corporation headquartered at 6503 West Century Boulevard, 11th Floor, Los Angeles, California 90045. CPK is a leading casual dining chain featuring hearth-baked pizzas and a broad selection of pastas, salads, appetizers, soups, sandwiches and desserts. CPK has 265 restaurants, 205 of which are company-owned and 60 which operate under franchise or license agreements. CPK premium pizzas are also available to sports and entertainment fans at three Southern California venues: Dodger Stadium, Angel Stadium of Anaheim and STAPLES Center. The Company also has a licensing arrangement with Nestle USA to manufacture and distribute a line of California Pizza Kitchen premium frozen products. CPK common stock is traded on the NASDAQ under the symbol “CPKI.” CPK is named herein as a necessary party in connection with equitable relief needed to prevent the consummation of the Proposed Transaction agreed to by its Board of Directors, the Individual Defendants herein, in violation of their fiduciary duties to Plaintiff and the other shareholders of CPK.

5. Defendant Larry S. Flax (“Flax”) is a Co-founder of the Company and is currently Co-Chief Executive Officer, Co-President, and Co-Chairman of the Board of CPK.

6. Defendant Richard L. Rosenfield (“Rosenfield”) is a Co-founder of the Company and is currently Co-Chief Executive Officer, Co-President, and Co-Chairman of the Board of CPK.

7. Defendant Leslie E. Bider (“Bider”) has been a director of CPK since May 2008 and is a member of the Audit Committee, Compensation Committee and the Nominating and Governance Committee.

8. Defendant Marshall S. Geller (“Geller”) has been a director of CPK since May 2008 and is a member of the Audit Committee and the Nominating and Governance Committee.

9. Defendant Charles G. Phillips (“Phillips”) has been a director of CPK since November 2000 and is a Chairman of both the Compensation Committee and the Nominating and Governance Committee.

10. Defendant Alan I. Rothenberg (“Rothenberg”) has been a director of CPK since April 2006 and is a Chairman of the Audit Committee and a member of both the Compensation Committee and Nominating and Corporate Governance Committee.

11. Defendants Flax, Rosenfield, Bider, Geller, Phillips and Rothenberg are referred to herein collectively as the “Individual Defendants.”

12. Defendant Golden Gate is a San Francisco-based private investment firm with approximately $9 billion of capital under management. Golden Gate has a long history of investing across a wide range of industries and transaction types, including going-privates, corporate divestitures, and recapitalizations. Golden Gate is one of the most active acquirers of leading brands in the restaurant and retail sector.

13. Defendants CPK Holdings Inc. and CPK Merger Sub Inc. are Delaware corporations affiliated with Golden Gate and being used to facilitate the merger with CPK.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this action on behalf of himself and all other shareholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions, as more fully described herein.

15. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. As of April 21, 2011 there were approximately 24.5 million shares of CPK common stock issued and outstanding, likely owned by thousands of shareholders.

(b) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(c) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially members or impede their ability to protect their interests.

(d) To the extent Defendants take further steps to effectuate the Proposed Transaction, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

16. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

(a) Whether the Individual Defendants breached their fiduciary duties of due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(b) Whether the process implemented and set forth by the Individual Defendants for the Proposed Transaction is fair to the members of the Class;

(c) Whether the Individual Defendants have breached their fiduciary duty of disclosure by failing to disclose all material facts relating to the Proposed Transaction;

(d) Whether Golden Gate has aided and abetted the Individual Defendants’ breaches of fiduciary duties of disclosure, due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein; and

(e) Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the conduct described herein.

THE PROPOSED TRANSACTION IS FLAWED AND UNFAIR AND THE PRODUCT

OF THE INDIVIDUAL DEFENDANTS’ BREACHES OF FIDUCIARY DUTY

17. On May 25, 2011, CPK issued a press release announcing that it had entered into a definitive merger agreement under which Golden Gate will acquire CPK for $18.50 cash per share:

LOS ANGELES—(BUSINESS WIRE)— California Pizza Kitchen, Inc. (NASDAQ: CPKI) (the “Company” or “CPK”) and Golden Gate Capital today announced that they have entered into a definitive agreement under which an affiliate of Golden Gate Capital will acquire the Company for $18.50 per share in cash, or approximately $470 million. The purchase price represents a 32% premium to the 30-day average price prior to the Company’s Board of Directors (the “Board”) authorizing management to begin exploring strategic and financial alternatives on February 23, 2010, and a 15% premium to the 30-day average price prior to the announcement of the transaction. The transaction is currently expected to close in the third quarter of this year.

The announcement follows a comprehensive review undertaken by the Board to maximize stockholder value. The Company formed a special committee, comprised of independent directors, and retained financial advisors to evaluate strategic and financial alternatives. After a thorough assessment, the special committee unanimously recommended and the Board of Directors unanimously approved the agreement. The Board of Directors unanimously recommends that the Company’s stockholders tender their shares in the tender offer.

Rick Rosenfield and Larry Flax, co-Chief Executive Officers, co-Chairmen of the Board and co-founders of California Pizza Kitchen, stated, “This announcement represents a very positive outcome for our stockholders and we believe it is also a great development for our employees, guests and business partners. We are very excited as we open a new chapter in the very successful history of CPK. Golden Gate Capital is a leading investor in the restaurant industry, with a proven track record as a value-added partner to its portfolio companies, and we believe that its significant commitment and experience in the sector will benefit all of our stakeholders.”

“We have great respect for the California Pizza Kitchen brand,” said Josh Olshansky, a Managing Director with Golden Gate Capital. “The business that the CPK team has built, with its great product offerings, makes it an ideal fit with our long-term oriented approach to investing. We are very pleased to partner with the Company to continue to invest in the business for the benefit of all its guests, employees and partners.”

Under the terms of the agreement, an affiliate of Golden Gate Capital will commence a tender offer for all of the outstanding shares of the Company no later than June 8, 2011. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart- Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding under the financing agreements (solely with respect to the tender offer) and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval.

Co-CEOs Rick Rosenfield and Larry Flax, COO/CFO Susan Collyns and Chief Communications Officer Sarah Goldsmith-Grover of California Pizza Kitchen, who together with their affiliates own in the aggregate approximately 11% of the Company’s outstanding shares (assuming vesting and net exercise of all of the options held by them), have entered into agreements pursuant to which they will tender their shares into the offer and, if applicable, vote in favor of the merger.

18. The $18.50 per share agreed to in the Proposed Transaction is an inadequate price, and the Individual Defendants’ rationale for a premium price implying a fair price is unsound. CPK common stock is trading at depressed levels as the Company is at the bottom of cycle that is expected to improve. Indeed, the sale price of $18.50 a share is less than the CPK’s 52-week high of over $20 a share and represents less than an 11% premium over the closing price the day before the announcement of the Proposed Transaction. A fair price cannot be based on a purported “premium” over a depressed market price and the $18.50 price is unfair to shareholders.

19. The potential for the Company’s growth as the economy recovers is outstanding. Even though CPK’s first-quarter 2011 profit fell slightly, its results topped Wall Street expectations as cost controls and higher-margin menu items offset lower sales. CPK management has been executing on its plan to control costs in 2011, while leveraging and enhancing its brand and building sustainable traffic. Additionally, CPK has been revamping its menu to lower labor costs and focus on more profitable items. CPK actions previously indicated a focus on long-term growth and international expansion.

20. CPK itself has confirmed its expectations for growth. For instance, on May 5, 2011, in connection with CPK’s first quarter 2011 earnings release, defendants Rosenfield and Flax, co-CEOs of CPK, stated that:

We were pleased that first quarter earnings exceeded our previously estimated range and credit effective cost management at both the restaurant and corporate level for achieving these results. In mid-February, we launched our menu optimization program which reduced hourly labor cost relative to the prior year and shifted our sales mix to higher margin items. We attained these productivity and margin gains without sacrificing the guest experience and look forward to realizing the full impact of this initiative throughout the year.

* * *

In 2011, we are focusing on several key areas that will serve as a foundation for building sustainable shareholder value. Menu optimization should not only reduce costs, but also scale our menu selections to a level which improves overall execution. New product introductions will include a balance of craveable CPK items as well as seasonal selections and choices in line with health and wellness trends. Our global presence will continue to expand with the expected opening of 10 international franchised locations and we will continue to optimize our four- wall full-service restaurant portfolio. Achieving measurable success across these objectives will not only enhance our brand equity, but also increase our return on assets, bolster our free cash flow, and further strengthen our balance sheet.

21. With CPK’s better than expected results and menu optimization program, it comes as no surprise that analysts see value in the stock. According to Thompson/First Call, at least one analyst has set a price target of $24 per share for CPK. The $18.50 cash per share contemplated through the Proposed Transaction is therefore well below a fair price for the Company.

22. The Individual Defendants’ effort to portray the $18.50 per share as a “premium” price was designed to drive a substantial number of CPK shareholders to sell into the market after the announcement of the Proposed Transaction raised the market price of the Company’s stock. After the announcement of the Proposed Transaction, numerous shareholders sold their shares based on misleading and incomplete disclosure that the premium price suggested there was no point waiting for the inevitable completion of the Proposed Transaction.

23. The financial unfairness of the Proposed Transaction price demonstrates that the process used by the Individual Defendants in agreeing to Proposed Transaction was deficient and did not result in a value-maximizing price.

24. In a filing with the SEC, the Clinton Group, Inc., an investor group who owns about 5.1% of CPK shares, stated that “there may be other alternatives to maximize shareholder value including, but not limited to, (i) conducting a leveraged recapitalization and a self-tender offer at or above $19.50 per share and (ii) establishing a management succession plan.”

25. CPK is well aware of an active acquisition market for restaurant chains. According to Bloomberg, there have been almost sixty restaurant transactions in the past year.

26. Despite an opportunity for a robust process to engage multiple bidders in a sale of the Company, the Individual Defendants favored Golden Gate. The Individual Defendants have agreed to a no-shop provision, a top-up option, a “standstill” provision and a termination fee that restricts the Company’s ability to get better offers. With the Board having already committed to the Proposed Transaction at $18.50, any other interested parties would effectively have to pay the termination fee to Golden Gate, which is designed to repel any real competition to the Proposed Transaction.

27. The Individual Defendants have initiated a process to sell the Company, which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s shareholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In addition, the Individual Defendants have the responsibility to act independently so that the interests of CPK’s shareholders will be protected, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved.

28. CPK represents a highly attractive acquisition candidate in light of its better than expected results and menu optimization program. The preferential treatment accorded to Golden

Gate has deprived and will continue to deprive the CPK’s shareholders of the very substantial premium which unfettered and even-handed exposure of the Company to the market could produce.

The Preclusive Deal Protection Devices

29. On May 27, 2011, the Company filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. To the detriment of CPK shareholders, the Individual Defendants agreed in the Merger Agreement to certain onerous and preclusive deal protection devices that will prevent superior proposals to acquire the common stock of the Company from emerging.

30. The Merger Agreement described above provides for a coercive Top-Up Option to Merger Sub. In particular, §1.03 provides for a Top-Up Option described as follows:

(a) Top-Up. The Company hereby grants to Sub an irrevocable right (the “Top-Up”), exercisable only on the terms and conditions set forth in this Section 1.03, to purchase at a price per share equal to the Offer Price up to a number of newly issued, fully paid and nonassessable shares of Company Common Stock (the “Top-Up Shares”) that, when added to the number of shares of Company Common Stock directly or indirectly owned by Parent and Sub at the time of the Top- Up Closing (after giving effect to the Offer Closing), shall constitute one share more than 91% (determined on a fully diluted basis) of the shares of the Company Common Stock outstanding immediately after the issuance of the Top-Up Shares; provided, however, that the Top-Up may not be exercised to purchase an amount of Top-Up Shares in excess of the number of shares of Company Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up. The Top-Up shall be exercisable only once.

(b) Exercise of Top-Up; Top-Up Closing. If there shall have not been validly tendered in the Offer and not validly withdrawn that number of shares of Company Common Stock which, when added to (x) the shares of Company Common Stock owned by Parent and its Affiliates and (y) the shares of Company Restricted Stock and shares of Company Common Stock underlying Company Stock Options that are immediately available to be acquired by Sub pursuant to the Support Agreements immediately following the Acceptance Time, would represent at least 90% of the shares of the Company Common Stock outstanding on the Offer Closing Date (the “Short-Form Threshold”), Sub shall be deemed to have exercised the Top-Up for such number of Top-Up Shares as is necessary for Sub to reach the Short-Form Threshold and on such date shall give the Company prior written notice specifying the number of shares of Company Common Stock directly or indirectly owned by Parent and its Subsidiaries at the time of such notice (giving effect to the Offer Closing). The Company shall, as soon as practicable following receipt of such notice (and in any event no later than the Offer Closing), deliver written notice to Sub specifying, based on the information provided by Sub in its notice, the number of Top-Up Shares. At the closing of the purchase of the Top-Up Shares (the “Top-Up Closing”), which shall take place at the location of the Merger Closing specified in Section 2.02, and shall take place simultaneously with, or as soon as reasonably practicable after, the Offer Closing, the purchase price owed by Sub to the Company to purchase the Top-Up Shares shall be paid to the Company, at Sub’s option, (i) in cash, by wire transfer of same-day funds, or (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the Top-Up Shares and (y) executing and delivering to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up less the amount paid in cash pursuant to the preceding clause (x) (the “Promissory Note”). The Promissory Note (i) shall be due on the first anniversary of the Top-Up Closing, (ii) shall bear simple interest of 5% per annum, (iii) shall be full recourse to Parent and Sub, (iv) may be prepaid, in whole or in part, at any time without premium or penalty, and (v) shall have no other material terms. At the Top-Up Closing, the Company shall cause to be issued to Sub a certificate representing the Top-Up Shares.

The Top-Up Option does not require a specific threshold of non-Defendant affiliated shares be tendered prior to its exercise.

31. Section 6.02 of the Merger Agreement is a restrictive no-shop provision that prohibits the members of the Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offers or business combinations.

32. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Individual Defendants from engaging in discussions or negotiations relating to proposals regarding alternative tender offers or business combinations.

33. Section 6.02(b) of the Merger Agreement provides a limited situation in which the CPK Board may enter into discussions and negotiations in response to an unsolicited competing bid: after receiving a written “Acquisition Proposal” and the Board “determines” in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Laws.” Even then, however, the CPK Board is required to provide Parent with written notice of any Acquisition Proposal within one business day of its receipt. Further, the CPK Board must provide Parent with written notice at least five business days in advance of its intention to terminate the Merger Agreement and enter into a definitive agreement with respect to a “Superior Proposal”. The Board is also required to negotiate with Parent to allow Parent to adjust the terms and conditions of the Merger Agreement so that the Acquisition Proposal ceases to be a Superior Proposal.

34. Thus, even if the CPK Board receives a competing bid that appears to be “superior” to Parent’s offer, they are precluded from entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior” or could reasonably be expected to lead to a “Superior Proposal.” Consequently, this provision prevents the CPK Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the CPK Board first determines that the proposal is “superior” “ or reasonably could be expected to lead to a “Superior Proposal.”

35. In addition, the Merger Agreement provides that CPK must pay to Parent a termination fee of $18 million, representing 3.8% of the approximate deal value of $470 million, if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer. A termination fee in the amount of 3.8% is unreasonably high for this type of transaction.

36. Ultimately, these preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions will foreclose the new bidder from providing the needed market check of Golden Gate’s inadequate offer.

The Materially Misleading And/Or Incomplete Disclosure Documents

37. On June 8, 2011, the Company filed a 14D-9 and TO Statement with the SEC (collectively the “Disclosure Documents”).

38. The Disclosure Documents fail to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby precluding the shareholders from making a fully informed decision regarding the tender of their shares.

39. For example, the 14D-9 fails to disclose sufficient information regarding the sales process to allow CPK shareholders to make an informed decision as to whether to tender their shares, including:

(a) Whether Moelis & Company, LLC (“Moelis”), the Company’s financial advisor with respect to the Proposed Transaction, disclosed to the Board at the time it was engaged by the Company as its financial advisor, or at any time thereafter up until Moelis provided its Fairness Opinion, that within the past two years it had provided (and may be currently providing and seeking to provide in the future) advisory services to Golden Gate and certain of Golden Gate’s majority-owned companies for which it has earned significant fees that exceed the amount of fees Moelis could be expected to and in fact received in connection with the Proposed Transaction;

(b) If Moelis in fact disclosed to the Board its historical and ongoing investment banking relationship with Golden Gate at any point prior to the issuance of its fairness opinion, what the Board’s reasons were for selecting Moelis to run any auction process for the Company notwithstanding this conflict, as well as what procedures or requirements the

Board established for Moelis in running any auction process for the Company, or in communicating or negotiating with Golden Gate, in order to address the conflict;

(c) Whether on April 12, 2010, the date on which the Company issued a press release announcing that it was considering a wide range of strategic and financial alternatives, Moelis contacted other potential bidders in addition to Golden Gate;

(d) The Board’s reasons for initially refusing to pursue Bidder C’s proposal received on October 7, 2010, to purchase all of the outstanding Company Common Stock for $19.00 per share;

(e) The Board’s reasons for refusing to pursue Bidder C’s proposal received on October 26, 2010, consisting of a self-tender by the Company for 75% of its outstanding Company Common Stock at $20.00 per share and the issuance to Bidder C of shares of newly created preferred stock, with Bidder C becoming the majority stockholder of the Company; and

(f) Whether any members of the CPK special committee established to consider the Proposed Transaction (the “Special Committee”) were present at the May 23, 2011, meeting between Mr. Rosenfield, Mr. Flax, and Golden Gate representatives at which the post- merger roles of Mr. Rosenfield and Mr. Flax were discussed, and if not, why the Special Committee determined that no members should attend the meeting notwithstanding the fact that Richards, Layton and Finger, P. A. had highlighted at the May 17, 2011 Board meeting the importance of having a representative of the Special Committee present at any such meeting.

40. Moreover, while the 14D-9 discloses certain Company projections at page 44, it fails to disclose CPK’s free cash flows or even certain key inputs necessary to reach free cash flows, which are critical to understanding the basis for those projections and required by Delaware law.

41. Furthermore, the 14D-9 completely fails to disclose all of the underlying methodologies, projections, key inputs and multiples relied upon and observed by Moelis, which are necessary for shareholders to evaluate and properly assess the credibility of the various analyses performed by Moelis and relied upon by the Board in recommending the Proposed Transaction. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:

a.	In the Selected Publicly Trading Companies Analysis, the criteria for selecting companies and multiples used as well as the rational to apply a reference range of 5.0x to 6.5x to the Company’s adjusted EBITDA for the LTM ended April 3, 2011 in the analysis;

b.	In the Selected Transaction Analysis, the criteria for selecting the companies used as well as the rational to apply a reference range of 5.0x to 7.0x to the Company’s adjusted EBITDA for the LTM ended April 3, 2011 in the analysis. Further, the criteria and effect for transaction grouping in the analysis;

c.	The rational to select April 3, 2011 as the benchmark in the aforementioned analyses;

d.	In the Discounted Cash Flow Analysis, the methodology used to determine the discount rate and terminal EBITDA value range from 4.75x to 5.25x used in the analysis.

42. Further, additional information needs to be disclosed in the 14D-9 related to the Top-Up Option, including mechanics for its operation and trigger, as well as the number of authorized and outstanding common shares to date.

43. Accordingly, because the foregoing process and material misstatements and/or omissions represent a violation of Delaware law, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders have and will continue to suffer absent judicial intervention.

COUNT I

Claim for Breach of Fiduciary Duties Against the Individual Defendants

44. Plaintiff repeats and realleges each and every allegation set forth herein.

45. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of CPK. These Defendants have failed to take adequate measures to ensure that the interests of CPK’s shareholders are properly protected and have embarked on a process that avoids competitive bidding and provides Golden Gate with an unfair advantage by effectively excluding other alternative proposals.

46. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their CPK investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of the Individual Defendants are enjoined and a fair process is substituted.

47. The Individual Defendants have breached their duties of loyalty and care by not taking adequate measures to ensure that the interests of CPK’s public shareholders are properly protected from over-reaching by Golden Gate.

48. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise loyalty, due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

49. As a result of the actions of the Individual Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of CPK’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.

50. Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding the Proposed Transaction.

51. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Proposed Transaction to the disadvantage of the public shareholders, without providing sufficient information to enable CPK’s public shareholders to make an informed decision with respect to the Proposed Transaction.

52. The Individual Defendants have not acted in good faith with respect to Plaintiff and the other members of the Class, and have breached, and are breaching, fiduciary duties owed to the members of the Class.

53. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict.

COUNT II

Claim Against Golden Gate, Parent and Merger Sub for Aiding and Abetting

the Individual Defendants’ Breaches of Fiduciary Duties

54. Plaintiff repeats and realleges each and every allegation set forth herein.

55. The Individual Defendants breached their fiduciary duties to the CPK shareholders by the wrongful actions alleged herein.

56. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Golden Gate, Parent and Merger Sub, which, therefore, aided and abetted such breaches through entering into the Proposed Transaction between CPK and Golden Gate.

57. Golden Gate, Parent and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of fiduciary duties to CPK shareholders.

58. Golden Gate, Parent and Merger Sub rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to CPK shareholders.

59. As a result of the conduct of Golden Gate, Parent and Merger Sub in aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

60. As a result of the unlawful actions of Golden Gate, Parent and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, Golden Gate, Parent and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

61. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which these Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class, and against the Defendants as follows:

A. Certifying this case as a class action, certifying Plaintiff as class representative and his counsel as class counsel;

B. Preliminarily and permanently enjoining the Defendants and those acting in concert with them from consummating the Proposed Transaction;

C. To the extent the Proposed Transaction is consummated prior to the Court’s entry of a final judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct;

E. Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and

F. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

Dated: June 10, 2011	FARUQI & FARUQI, LLP

	By:	/s/ James C. Strum
James C. Strum (Del. Bar No. 2518)
James P. McEvilly, III (Del. Bar No. 4807)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel: (302) 482-3182
Fax: (302) 482-3612
Counsel for Plaintiff John Lane

OF COUNSEL:

FARUQI & FARUQI, LLP
Juan E. Monteverde, Esquire
369 Lexington Avenue, 10th Fl.
New York, NY 10017
Tel.: (212) 983-9330
Fax: (212) 983-9331

20